Mylan Inc.
1500 Corporate Drive
Canonsburg, Pennsylvania 15317

VIA EDGAR

May 28, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re: Mylan Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-9114

Dear Mr. Rosenberg:

We are in receipt of your letter to Mylan Inc. (the “Company”, “Mylan” or “us”) of May 13, 2013 (the “Staff's Letter”) containing the Staff's comments regarding the above-referenced filing. The Company's responses to the Staff's Letter are set forth below. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Staff's Letter and revisions to proposed disclosures in future filings are highlighted in bold.

Management's Discussion and Analysis of Financial Condition and Results of Operations
2012 Compared to 2011- Total Revenues and Gross Profit, page 46

1. You disclose on page 46 that included in cost of sales is an impairment of your in-process research and development asset of $41.6 million. Please tell us why this impairment is included in cost of sales and not research and development given that you disclose on page 83 that IPR&D represents purchased in-process technology that has not yet reached technological feasibility and has no alternative future use and that on page 61 you state that as products in development are approved for sales, amounts will be re-allocated from IPR&D to product rights and licenses.

Response:

Under the guidance in ASC 350-30-45-2, amortization expense and impairment losses for intangible assets, including impairments of indefinite lived intangible assets, are required to be presented in the income statement line items within continuing operations as deemed appropriate for each entity. It is the Company's policy to include impairment losses of in-process research and development assets (IPR&D) as a component of amortization expense and disclose the amount within the notes to the consolidated financial statements. We believe including the impairment charge within cost of sales complies with the requirements of ASC 350-30-45-2.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page 79

2. In your response dated June 19, 2012 to comment 15 from our letter dated May 30, 2012 during our prior review of your 2011 Form 10-K, you stated that you no longer have any material collaborative agreements in which you are receiving milestone or royalty payments and that you would remove language related to your accounting for collaboration agreements. It appears that you continue to disclose on page 80 that you enter into various types of revenue arrangement which include agreements that may include the receipt of upfront and milestone payments, royalties and payments for contract manufacturing and other services. Please clarify if you entered into any new material revenue arrangements during 2012 and if so, provide us disclosure to be included in future periodic filings that describes and quantifies the rights and obligation of each party and any other significant terms to these agreements. If you have not entered into any new agreements, please tell us why you have not removed this disclosure.

Response:

During 2012 the Company did not enter into any new material revenue arrangements that included the receipt of upfront and milestone payments. We respectfully note the Staff's comment and confirm that we inadvertently did not remove the above-referenced disclosure in the 2012 Form 10-K. However, we do not believe that inclusion of the noted language is material to the financial statements taken as a whole. Assuming the Company does not enter into any material revenue arrangements that include the receipt of upfront and milestone payments, we will remove the above-referenced disclosure in future filings.

Note 7. Debt Cash Convertible Notes, page 99

3. You disclose on page 100 that $575 million of Cash Convertible Notes were currently convertible as of December 31, 2012. Please tell us why you recorded only the $1 million for which a request to convert was received as short-term debt and not the entire amount that is currently convertible to cash. Reference any applicable guidance.

Response:

At December 31, 2012, we reviewed the classification of the Cash Convertible Notes and determined that non-current classification was appropriate, except for the $1 million of conversion requests that we intended to fund from cash on hand. We performed the following evaluation as part of our financial statement preparation process.

The Cash Convertible Notes were currently convertible at December 31, 2012, which would generally require current classification unless the criteria under ASC 470-10-45-14 could be met. ASC 470-10-45-14 permits short-term obligations to be reclassified as non-current at the balance sheet date if the borrower has the intent to refinance the short-term obligation on a long-term basis and the ability to consummate the refinancing. We believe that our Revolving Credit Facility under our Senior Credit Agreement represents a long-term financing arrangement that supports non-current classification of the Cash Convertible Notes. The Senior Credit Agreement is comprised of a $1.25 billion Term Loan and a $1.25 billion Revolving Credit Facility. The Company had no outstanding borrowings under the Revolving Credit Facility at December 31, 2012.

The Company evaluated the criteria under ASC 470-10-45-14, noting that the Revolving Credit Facility was entered into prior to the balance sheet date and the agreement permits the Company to fulfill its intent to refinance the short-term obligation on a long-term basis. Specifically, the Revolving Credit Facility does not expire within one year (maturity is November 2016) and is not cancelable by the lender except for violation of a provision with which compliance is objectively determinable or measurable. Additionally, at December 31, 2012, no covenant violations existed under the Senior Credit Agreement that would prohibit borrowings under the Revolving Credit Facility and the syndication of banks is expected to be financially capable of honoring the agreement.

Due to the insignificance of the $1 million of conversion requests at December 31, 2012, the Company intended to fund the requests from current resources and, therefore, classified the amount within current liabilities. Based on this evaluation, the Company concluded that the criteria in ASC 470-10-45-14 were met for the remaining amount of the Cash Convertible Notes and that non-current classification was appropriate at December 31, 2012.

Note 9. Income Taxes, page 102

4. In your response dated August 2, 2012 to comment four from our letter dated July 19, 2012 during our prior review of your 2011 Form 10-K you stated that in future filings you would change the caption “Net Benefit on Repatriated Earnings” to “Foreign Tax Credits, Net” in the reconciliation of the statutory tax rate to the effective tax rate. Please tell us why you did not revise your disclosure in your 2012 Form 10-K.

Response:

We respectfully note the Staff's comment and confirm that we inadvertently did not revise the caption “Net Benefit on Repatriated Earnings” from the effective rate reconciliation in the 2012 Form 10-K. However, we do not believe that inclusion of the subject caption is material to the financial statements taken as a whole. We confirm that we will revise the caption in the effective rate reconciliation to “Foreign Tax Credits, Net” in future filings.

In closing, we appreciate the Staff's comments and respectfully acknowledge the Staff's observations, especially as noted in items 2 and 4 above, which we will ensure are incorporated into our future filings.

Supplemental Disclosure

In addition, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require additional information or clarification after reviewing our letter, please feel free to contact me at (724) 514-1800 (phone), (724) 514-1880 (fax) or john.sheehan@mylan.com.

Thank you.

Very truly yours,

/s/ John D. Sheehan
John D. Sheehan
Executive Vice President and
Chief Financial Officer

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